SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________



                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)


                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

      (a)     Financial  statements.

          (1)     Independent  Auditors'  Report

          (2)     Statements of Net Assets Available for Benefits as of December
                      31,  1998  and  1997

          (3)     Statements of Changes in Net Assets Available for Benefits for
                      the  Years  Ended  December  31,  1998  and  1997

          (4)     Notes  to  Financial  Statement

          (5)     Supplemental  Schedules of Assets Held for Investment Purposes
                      and  5%  Reportable  Transactions

The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

          (b)     Exhibits.

                  24  -Independent  Auditors'  Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                            SAVINGS  AND  INVESTMENT  PLAN  FOR
                                            EMPLOYEES  OF  WEINGARTEN  REALTY

                                            By:   Weingarten  Realty  Investors



Date:  June 29, 1999                        By:      Stanford  Alexander
                                            -----------------------------------
                                                Stanford Alexander, Chairman/
                                                   Chief Executive Officer

INDEPENDENT  AUDITORS'  REPORT


To the Trustees and Participants of the Savings and Investment Plan for Employees of Weingarten Realty:

We have audited, in total, the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE  &  TOUCHE  LLP

Houston,  Texas
June  29,  1999

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 1998 AND 1997



                                         1998         1997
                                     -----------  ----------
  ASSETS
  ------

  INVESTMENTS:

  Mutual Funds                       $8,099,120   $7,089,705
  Common Stock                        1,139,455      942,228
  Participant Loans Receivable          195,402      205,463
                                     -----------  ----------

  TOTAL INVESTMENTS                   9,433,977    8,237,396
                                     -----------  ----------

  RECEIVABLES:

  Contributions                         131,110      108,097
  Loan Interest                           1,134        1,761
                                     -----------  ----------

  TOTAL RECEIVABLES                     132,244      109,858
                                     -----------  ----------

  CASH                                                 7,067
                                     -----------  ----------


  NET ASSETS AVAILABLE FOR BENEFITS  $9,566,221   $8,354,321
                                     -----------  ----------







                        See Notes to Financial Statements

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997

                                DECEMBER 31, 1998
                        SUPPLEMENTAL INFORMATION BY FUND


                                                                               Growth &                   Aggressive
                                       Stable     Intermediate      Mixed       Income        Growth        Growth
                                       Asset          Bond        Investment    Equity        Equity        Equity
                                     ----------  --------------  ------------  -----------  -----------  ------------

INVESTMENT INCOME:

    Dividends                                    $      13,520   $   187,811   $  161,590   $   45,440   $       570

    Money Market Interest

    Participant Loan Interest        $   2,249             168         4,027        3,072        4,906         1,703

    Other

NET APPRECIATION (DEPRECIATION)
    IN FAIR VALUE OF INVESTMENTS        54,928            (481)      (47,816)    (120,410)     199,650        33,162

CONTRIBUTIONS:

    Participating Employees             39,281          20,277       166,616      154,758      168,985        88,931

    Employer                             7,619           5,498        53,878       53,266       56,194        31,751

BENEFITS PAID TO PARTICIPANTS         (118,728)        (25,287)      (70,536)     (66,699)     (35,461)      (69,526)

PARTICIPANT LOANS                        3,584            (535)      (17,172)       1,797      (11,958)          623

ADMINISTRATIVE FEES                     (1,850)

FUND TRANSFERS                         143,104          24,245         3,858     (243,039)      89,220        26,734

---------------------------------------------------------------------------------------------------------------------

INCREASE  (DECREASE) IN NET ASSETS
    AVAILABLE FOR  BENEFITS            130,187          37,405       280,666      (55,665)     516,976       113,948

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                868,754         215,614     1,963,692    1,798,105    1,532,461       606,758

---------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                    $ 998,941   $     253,019   $ 2,244,358   $1,742,440   $2,049,437   $   720,706
=====================================================================================================================







                                                        Weingarten
                                      International       Realty        Loan
                                          Equity       Common Stock     Fund        Total
                                     ---------------  --------------  ---------  -----------

INVESTMENT INCOME:

    Dividends                        $        7,616   $      61,787              $  478,334

    Money Market Interest                                                                 0

    Participant Loan Interest                   560           1,645                  18,330

    Other                                                     1,672                   1,672

NET APPRECIATION (DEPRECIATION)              22,241           9,034                 150,308
    IN FAIR VALUE OF INVESTMENTS

CONTRIBUTIONS:

    Participating Employees                  34,941         142,241                 816,030

    Employer                                 11,891          46,494                 266,591

BENEFITS PAID TO PARTICIPANTS               (28,012)        (91,697)  $(12,121)    (518,067)

PARTICIPANT LOANS                             1,824          19,777      2,060            0

ADMINISTRATIVE FEES                                             552                  (1,298)

FUND TRANSFERS                              (37,618)         (6,504)                      0

--------------------------------------------------------------------------------------------

INCREASE  (DECREASE) IN NET ASSETS
    AVAILABLE FOR  BENEFITS                  13,443         185,001    (10,061)   1,211,900

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                     200,960         962,514    205,463    8,354,321

--------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                    $      214,403   $   1,147,515   $195,402   $9,566,221
============================================================================================



                        SEE NOTES TO FINANCIAL STATEMENTS

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED
                     DECEMBER 31, 1998 AND 1997 (CONTINUED)

                                DECEMBER 31, 1997
                        SUPPLEMENTAL INFORMATION BY FUND
                        --------------------------------


                                                                              Growth &                  Aggressive
                                     Stable     Intermediate      Mixed        Income       Growth        Growth
                                     Asset          Bond        Investment     Equity       Equity        Equity
                                    ---------  --------------  ------------  -----------  -----------  ------------

INVESTMENT INCOME:

    Dividends                                  $      13,575   $   149,757   $  202,374   $   67,472   $    35,155

    Money Market Interest

    Participant Loan Interest       $    843              46         2,925        2,384        2,959         1,315

    Other                                                  4                         (2)

NET APPRECIATION (DEPRECIATION) IN
    FAIR VALUE OF INVESTMENTS         45,160           5,147       182,630      125,658      320,134        40,958

CONTRIBUTIONS:

    Participating Employees           35,847          11,913       113,055      119,639      108,466        60,797

    Employer                          14,082           6,066        52,136       57,137       48,766        27,236

BENEFITS PAID TO PARTICIPANTS        (27,817)         (9,349)      (38,999)     (40,529)     (26,336)      (24,924)

PARTICIPANT LOANS                    (43,307)         (2,834)      (30,982)     (19,771)     (23,934)        4,835

ADMINISTRATIVE FEES                      548

FUND TRANSFERS                        84,485         (11,727)         (789)     (65,529)     (74,539)       48,239

-------------------------------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS AVAILABLE
    FOR  BENEFITS                    109,841          12,841       429,733      381,361      422,988       193,611

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD              758,913         202,773     1,533,959    1,416,744    1,109,473       413,147

-------------------------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                   $868,754   $     215,614   $ 1,963,692   $1,798,105   $1,532,461   $   606,758
===================================================================================================================



                                                      Weingarten
                                    International       Realty         Loan
                                        Equity       Common Stock      Fund       Total
                                    ---------------  --------------  --------  -----------

INVESTMENT INCOME:

    Dividends                       $       10,418   $      50,184             $  528,935

    Money Market Interest                                    3,835                  3,835

    Participant Loan Interest                  243             455                 11,170

    Other                                        1              48                     51

NET APPRECIATION (DEPRECIATION) IN
    FAIR VALUE OF INVESTMENTS               (6,798)         74,930                787,819

CONTRIBUTIONS:

    Participating Employees                 25,538          95,074                570,329

    Employer                                11,771          44,643                261,837

BENEFITS PAID TO PARTICIPANTS               (3,763)         (8,020)              (179,737)

PARTICIPANT LOANS                            2,211          (7,129)  $120,911

ADMINISTRATIVE FEES                                            (57)                   491

FUND TRANSFERS                               9,138          10,722

------------------------------------------------------------------------------------------

INCREASE IN NET ASSETS AVAILABLE
    FOR  BENEFITS                           48,759         264,685    120,911   1,984,730

NET ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF PERIOD                    152,201         697,829     84,552   6,369,591

------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS,
    END OF PERIOD                   $      200,960   $     962,514   $205,463  $8,354,321
==========================================================================================



                        SEE NOTES TO FINANCIAL STATEMENTS

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                         ------------------------------


                          Notes to Financial Statements



1.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary, Weingarten Realty Management Company ("WRMC"), referred to, collectively, as the "Company".

Basis  of Accounting - The financial records of the Plan and the account records
--------------------
of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Company and participants and interest on loan payments due. Withdrawals of benefits by participants are recorded when paid.

Investments  -  Investments  are  carried at their quoted market value.  Average
-----------
cost  is  used  to  determine  the  cost  of  investments  sold  or  redeemed.

Valuation  of  Loans to Participants - The loans to participants are valued
------------------------------------
at  cost  plus  accrued  interest  which  approximates  fair  value.

Use  of  Estimates - The preparation of financial statements requires management
------------------
to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

2.     SUMMARY  DESCRIPTION  OF  THE  PLAN

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder. The following is a summary of the Plan, as restated on July 1, 1997. Plan participants should refer to the Plan document for more complete information.

Eligibility  -  All  employees  are  eligible  to  participate in the Plan after
-----------
completing  one  hour  of  eligible  service  and  attaining  21  years  of age.

Participant  Contributions  -  Participants  may  contribute  1% to 12% of their
--------------------------
annual paid compensation (as defined in the Plan document) as salary reduction contributions. Such contributions are generally made through regular payroll withholdings and reduce the amount of the participant's compensation that is subject to federal income tax.

Employer  Contributions - The Company may make monthly matching contributions to
-----------------------
the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution is generally allocated to the individual participant's accounts based on the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is directed to the different funds (described under "Investment Options") using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Stock. No discretionary contributions were made during the years ended 1998 and 1997.

Vesting - Participants are fully vested for all contributions made by them. For employer contributions and earnings of the Plan, participants vest as follows:


                                           Vested
Years of Vesting Service                 Percentage
---------------------------------------  ----------

Less than 2 years                                 0
At least 2 years, but less than 3 years          20
At least 3 years, but less than 4 years          40
At least 4 years, but less than 5 years          60
At least 5 years, but less than 6 years          80
6 years or more                                 100



Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

Administration  - Plan Administrators, appointed by the Company, are responsible
--------------
for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

Withdrawals  -  Upon  death,  disability  or  termination  from  the  Company, a
-----------
participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondeductible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Participants who terminate employment and receive distributions of their vested account balances forfeit the nonvested portion of their accounts. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

Participant  Loans - Eligible participants may borrow from their fund accounts a
------------------
minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms range from 1 to 5 years, however loans may be made up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate on the first day of the month that the loan is made, plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

Investment  Options - A description of the available investment options follows:
-------------------

     (a) Stable Asset Fund - a fund invested in the Firstar Institutional Investors Guaranteed Investment Contract Fund, which invests in assets such as guaranteed investment contracts and bank investment contracts;

     (b) Intermediate Bond Fund - a fund invested in the Columbia-Fixed Income Securities Fund, Inc., which invests at least 95% of assets in investment-grade debt securities such as U.S. government obligations, including GNMA's and FNMA's;

     (c) Mixed Investment Fund - a fund invested in the Dodge & Cox Balanced Fund, which invests at least 75% in common stocks and convertible Securities with the balance invested in investment-grade fixed income securities;

     (d) Growth and Income Equity Fund - a fund invested in the Mutual Series Beacon Fund, which invests in common and preferred stocks and Corporate debt securities;

     (e) Growth Equity Fund - a fund invested in the Davis New York Venture Fund, Inc., which invests predominantly in equity securities of companies with perceived growth potential;

     (f) Aggressive Growth Equity Fund - a fund invested in the Royce Premier Fund (through April 30, 1998) and the Baron Asset Fund which invests in common stocks and convertible securities in companies with perceived long-term growth potential;

     (g)  International  Equity  Fund  -  a fund  invested in the  T. Rowe Price
          International Stock Fund, which invests at least 65% in common stocks of established non-U.S. companies with the balance of assets invested in preferred stocks and convertible and/or debt securities of foreign companies; and

     (h) Weingarten Realty Common Stock - a fund invested in common shares of beneficial interest of WRI purchased on the open market.

At December 31, 1998 and 1997, there were 193 and 164 participants, respectively, who had their contributions allocated as follows:


                               Number of Participants

                                December  December
                                  1998      1997
                                --------  --------

Stable Asset Fund. . . . . . .        56        52
Intermediate Bond Fund . . . .        43        38
Mixed Investment Fund. . . . .       116       106
Growth and Income Equity Fund.       108        99
Growth Equity Fund . . . . . .       122       101
Aggressive Growth Equity Fund.        82        68
International Equity Fund. . .        47        44
Weingarten Realty Common Stock        84        69



Amendment  or Termination of the Plan - The Plan may be amended or terminated at
-------------------------------------
any time by the Company. No amendment may deprive any participant (or their beneficiary) of any vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.     TAX  STATUS

The Plan received a favorable ruling dated April 15, 1997 indicating that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

4.     INVESTMENTS  GREATER  THAN  FIVE  PERCENT  OF  PLAN  ASSETS

The following table presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1998 and December 31, 1997:



                                                    Market Value
                                                    December 31,
                                                 1998         1997
                                             ------------  -----------

Royce Fund Premier Series                    $          0  $   593,226
Weingarten Realty Investors - Common Shares     1,139,455      942,228
Firstar Institutional Investors GIC Fund          989,714      860,625
Davis New York Venture Fund                     2,017,855    1,508,925
Mutual Series Beacon Fund                       1,712,796    1,769,063
Dodge & Cox Balanced Fund                       2,218,277    1,947,877
Baron Asset Fund                                  702,926         ---




                                    ********



ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                  EIN # 74-1464203
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
               AS OF DECEMBER 31, 1998


                                                                 IDENTITY OF ISSUE, BORROWER, ISSUER
ASSETS HELD                                                                OR SIMILAR PARTY
--------------------------------------------------------------  --------------------------------------------

STABLE ASSET                                                     FIRSTAR INSTITUTIONAL INVESTORS GUARANTEED
                                                                   INVESTMENT CONTRACT

INTERMEDIATE BOND                                                COLUMBIA FIXED-INCOME SECURITIES FUND, INC.

MIXED INVESTMENT                                                 DODGE & COX BALANCED FUND

GROWTH AND INCOME EQUITY                                         MUTUAL SERIES BEACON FUND

GROWTH EQUITY                                                    DAVIS NEW YORK VENTURE FUND, INC.

AGGRESSIVE GROWTH EQUITY                                         BARON ASSET FUND

INTERNATIONAL EQUITY                                             T ROWE PRICE INTERNATIONAL STOCK FUND

WEINGARTEN REALTY                                                *WEINGARTEN REALTY INVESTORS
COMMON STOCK

LOAN FUND                                                        PARTICIPANT LOANS RECEIVABLE


        TOTAL ASSETS HELD FOR INVESTMENT PURPOSES

*PARTY-IN-INTEREST



ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                  EIN # 74-1464203
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
               AS OF DECEMBER 31, 1998


                                                                 DESCRIPTION OF INVESTMENT
                                                                  INCLUDING MATURITY DATE,
                                                                 RATE OF INTEREST, COLLATERAL                          CURRENT
ASSETS HELD                                                           AND MATURITY VALUE                   COST         VALUE
---------------------------------------------------------------  ------------------------------         ---------     --------

STABLE ASSET
                                                                 MUTUAL FUND (49,634.602 UNITS)          $  886,233 $  989,714

INTERMEDIATE BOND                                                MUTUAL FUND (18,576.896 UNITS)             249,059    249,302

MIXED INVESTMENT                                                 MUTUAL FUND (34,012.221 UNITS)           1,995,501  2,218,277

GROWTH AND INCOME EQUITY                                         MUTUAL FUND (130,548.444 UNITS)          1,724,247  1,712,796

GROWTH EQUITY                                                    MUTUAL FUND (80,681.934 UNITS)           1,423,383  2,017,855

AGGRESSIVE GROWTH EQUITY                                         MUTUAL FUND (13,908.302 UNITS)             724,578    702,926

INTERNATIONAL EQUITY                                             MUTUAL FUND (13,892.621 UNITS)             189,555    208,250

WEINGARTEN REALTY                                                COMMON SHARES (25,534 SHARES)            1,019,819  1,139,455
COMMON STOCK

LOAN FUND                                                        DUE SEMIMONTHLY, BEARING INTEREST AT       195,402    195,402
                                                                 9.25% TO 9.50%


        TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                                        $8,407,777 $9,433,977

*PARTY-IN-INTEREST




ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     EIN #74-1464203
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
          FOR THE YEAR ENDED DECEMBER 31, 1998

ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
---------------------------------------------------------------

                                                                 IDENTITY OF ISSUE, BORROWER, ISSUER
ASSETS HELD                                                              OR SIMILAR PARTY
---------------------------------------------------------------  -------------------------------------------

STABLE ASSET                                                     FIRSTAR INSTITUTIONAL INVESTORS GIC FUND

INTERMEDIATE BOND                                                COLUMBIA FIXED-INCOME SECURITIES FUND, INC.

MIXED INVESTMENT                                                 DODGE & COX BALANCED FUND

GROWTH AND INCOME EQUITY                                         MUTUAL SERIES BEACON FUND

GROWTH EQUITY                                                    DAVIS NEW YORK VENTURE FUND, INC.

AGGRESSIVE GROWTH EQUITY                                         ROYCE PREMIER FUND
                                                                 BARON ASSET FUND

INTERNATIONAL EQUITY                                             T ROWE PRICE INTERNATIONAL STOCK FUND

WEINGARTEN REALTY                                                *WEINGARTEN REALTY INVESTORS
COMMON  STOCK





*PARTY-IN-INTEREST



ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     EIN #74-1464203
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
          FOR THE YEAR ENDED DECEMBER 31, 1998

ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
---------------------------------------------------------------

                                                       DESCRIPTION OF INVESTMENT
                                                        INCLUDING MATURITY DATE,
                                                       RATE OF INTEREST, COLLATERAL             SALE
ASSETS HELD                                               AND MATURITY VALUE           C0ST    PROCEEDS
-----------------------------------------------------  ----------------------------  --------  --------

STABLE ASSET                                           MUTUAL FUND                   $303,947  $228,546

INTERMEDIATE BOND                                      MUTUAL FUND                     65,439    29,227

MIXED INVESTMENT                                       MUTUAL FUND                    488,452   170,236

GROWTH AND INCOME EQUITY                               MUTUAL FUND                    407,454   343,332

GROWTH EQUITY                                          MUTUAL FUND                    466,632   157,639

AGGRESSIVE GROWTH EQUITY                               MUTUAL FUND                     34,373   689,872
                                                       MUTUAL FUND                    794,791    62,712

INTERNATIONAL EQUITY                                   MUTUAL FUND                     61,488    72,374

WEINGARTEN REALTY                                      COMMON SHARES                  316,329   136,127
COMMON  STOCK





*PARTY-IN-INTEREST



ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
               EIN #74-1464203
SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
SUPPLEMENTAL SCHEDULE OF FIVE PERCENT REPORTABLE TRANSACTIONS
       FOR THE YEAR ENDED DECEMBER 31, 1998



SINGLE TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
---------------------------------------------------------------------------------------------------------------------------
         (NONE NOTED)





SERIES OF TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
---------------------------------------------------------------------------------------------------------------------------







                                                          NUMBER     NUMBER    TOTAL DOLLAR
                                           DESCRIPTION      OF         OF        VALUE OF     TOTAL DOLLAR
IDENTITY OF PARTY INVOLVED . . . . . . .    OF ASSET     PURCHASES   SALES      PURCHASES    VALUE OF SALES
----------------------------------------  -------------  ---------  --------  -------------  --------------

FIRSTAR INSTITUTIONAL INVESTORS GIC FUND  MUTUAL FUND        74        19     $     303,947  $    228,546
MUTUAL SERIES BEACON FUND                 MUTUAL FUND        86        25           407,454       343,322
DODGE & COX BALANCED FUND                 MUTUAL FUND        87        26           488,452       170,236
DAVIS NEW YORK VENTURE FUND, INC.         MUTUAL FUND        89        23           466,632       157,639
BARON ASSET FUND                          MUTUAL FUND         1         0           794,791        62,712










IDENTITY OF PARTY INVOLVED . . . . . . .  GAIN/(LOSS)
----------------------------------------  ------------

FIRSTAR INSTITUTIONAL INVESTORS GIC FUND  $     23,813
MUTUAL SERIES BEACON FUND                       23,149
DODGE & COX BALANCED FUND                       27,955
DAVIS NEW YORK VENTURE FUND, INC.               43,621
BARON ASSET FUND                                 7,502






